Mail Stop 4561

March 31, 2009

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Google, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 13, 2009**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Revenues, page 42

1. We note from your disclosures that advertising revenues grew by approximately 29% from 2007 to 2008 primarily as a result of an increase in the number of paid clicks through your advertising programs. We further note that the number of paid clicks grew by only approximately 18% from 2007 to 2008 and that the average fees paid by your advertisers appear to have decreased over this same

Mr. Eric Schmidt
Google Inc.
March 31, 2009
Page 2

period. Please explain any additional factors that contributed to the growth in your advertising revenues. For instance, tell us whether the number of paid impressions had a material impact on the growth in your advertising revenues. In this regard, explain the reasons behind the disproportionate increase in advertising revenues related to paid clicks for the periods 2006-2007 (56% to 43% respectively) and 2007-2008 (29% to 18% respectively). Tell us your consideration of providing enhanced disclosures to further discuss the reasons for the increase in advertising revenues as well as any related quarterly and annual trends. You should quantify each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835.

Off-Balance Sheet Entities, page 56

2. The disclosure under this heading does not appear to address all types of off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any such off-balance sheet arrangements. Please confirm, or advise. In addition, please expand this section in future filings to ensure that it addresses all off-balance sheet arrangements required to be disclosed pursuant to the Item.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 24, 2009)

Compensation Discussion and Analysis

Company Performance Measurement, page 47

3. We note that you relied in part on a non-GAAP operating income target in determining incentive bonus awards for the named executive officers in 2008. The disclosure on page 47 regarding the calculation of non-GAAP operating income for 2008 does not demonstrate precisely how the non-GAAP measure is calculated. In this regard, we note in particular the reference in this description to the exclusion of "certain material non-recurring expenses." Please provide enhanced disclosure with respect to how non-GAAP compensation measures are calculated from your audited financial statements, or advise why you believe such enhanced disclosure is not required. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 24, 2009)

Certain Relationships and Related Transactions

Corporate Use of Personal Aircraft, page 42

4. You disclose that Eric Schmidt "has the use of non-commercial aircraft that he makes available from time to time to various aviation companies for charters by these companies to their customers," and that Google has chartered these aircraft from time to time for business trips for its executive officers. Please disclose the nature of Mr. Schmidt's interest in this arrangement and the approximate dollar amount of his interest therein. Refer to paragraphs (2) and (4) of Item 404(a) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Eric Schmidt
Google Inc.
March 31, 2009
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant